Exhibit 99.3

EXPLANATORY NOTES
EXTRAORDINARY GENERAL MEETING
ARGENX SE
OF 25 NOVEMBER 2019

The following items on the agenda of the meeting shall be discussed and/or put to a vote. The numbers in the list correspond to the numbers on the agenda.

2. Amendment of the articles of association of argenx SE to increase the authorized share capital and granting a proxy to the executive-director of the Company and to each (deputy) civil law notary working with Freshfields Bruckhaus Deringer LLP, Amsterdam office to execute the deed of amendment (voting item)

This agenda item regards the proposal to amend the articles of association of argenx SE (the “Company”) in order to increase the authorized share capital (maatschappelijk kapitaal) of argenx SE from EUR 4,500,000 (four million five hundred thousand euro) to EUR 9,000,000 (nine million euro). The authorized share capital sets out the maximum amount and number of shares that argenx SE may issue without amending its articles of association.

The current authorized share capital has not been increased since the Company’s IPO on Euronext Brussels in 2014 and still amounts to EUR 4,500,000. The current outstanding share capital (geplaatst kapitaal) amounts to EUR 3,812,202.3. The proposed new authorized share capital is EUR 9,000,000 (nine million euro), which will allow room for further share issuances over the coming years.

It is noted that increasing the authorized share capital does not in itself lead to an issue of shares or an authorization for the board of directors of argenx SE to issue shares, but it only enables future increases of outstanding share capital if and when the shareholders decide to issue new shares, or to authorize the board of directors to issue new shares without the need to amend the articles of association.

3. Approval of the amended argenx option plan (voting item)

Pursuant to article 7.1 of the Company’s stock option plan (the “Plan”), the Board is authorized to amend the Plan subject to the approval of the majority of the non-executive members of the Board. On 26 February 2019, the Board unanimously resolved to amend and update the Plan. It is now proposed that the general meeting of shareholders of argenx SE (also) approves the amended version of the Plan, to the extent that the changes relate to the members of the Board.

These proposed updates to the Plan do not change the available option pool and the proposed total equity overhang has remained consistent at 14,5% of the total outstanding share capital since 2016. This takes into account equity compensation awards that are unvested or vested but unexercised, plus the share options available for new grants in the coming years. We note that this total equity overhang is below the 50th percentile of pre-commercial as well as commercial comparable companies in the United States.

argenx SE Willemstraat 5, 4811 AH Breda, the Netherlands
info@argenx.com — www.argenx.com

The proposed amendments to the Plan itself can be summarized as follows:

•                  the terms of the Plan are updated to reflect the latest changes in applicable laws, including the market abuse regulation. As a result, among other things there was an update of the ‘closed periods’ for exercise of options to align with the current regulation;

•                  specific provisions governing the granting of ‘sign-on-options’ for attracting new (key) personnel. Sign-on-options have a total vesting period of 4 years: 25% after one year following the grant, the remaining 75% on a monthly basis over a period of 3 years (instead of 3 years with options awarded on a regular grant); and

•                  the option plan now contains a description of the method the Company applies for determining the amount of options to grant to key persons which is based on transparent and objective option allocation scheme.

4. Authorization of the board of directors to grant options (rights to subscribe for shares) up to a maximum of 4% of the outstanding capital at the date of the general meeting, pursuant to, and within the limits of, the argenx option plan, for a period of 18 months from this extraordinary general meeting (voting item)

Equity based compensation is essential to our talent acquisition and retention strategy, both for our short- and long-term strategic business plan. Based on data on the level of equity compensation necessary to make market competitive grants to executives and broad-based employees, the Company anticipates needing up to 4% of its fully diluted common shares outstanding. The Company’s ability to recruit the best talent will be critical for its ongoing success.

The shareholders are asked to renew the authorization of the board to grant stock options (rights to subscribe for shares) up to a maximum of 4% of the outstanding capital for a period of 18 months after the date of this extraordinary general meeting. When adopted, this authorization will replace the authorization granted during the annual general meeting of argenx SE held on 7 May 2019.

We note that this 4% authorization is below the 50th percentile annual burn rate of comparable pre-commercial companies in the United States.

argenx SE Willemstraat 5, 4811 AH Breda, the Netherlands
info@argenx.com — www.argenx.com